Exhibit (a)(5)(C)
102 South Main Street
Greenville, SC 29601
864.421.1068
The South Financial Group Shareholders Approve Amendment to Articles of Incorporation and
Conversion Terms of Preferred Stock
GREENVILLE, South Carolina — September 11, 2009 — The South Financial Group, Inc. (NASDAQ: TSFG) held a Special Meeting of Shareholders today at the Company’s Greenville headquarters. Shareholders approved (1) an amendment to the Company’s Amended and Restated Articles of Incorporation to increase the number of shares of common stock authorized thereunder from 200,000,000 to 325,000,000 and (2) the conversion terms of the Company’s Series 2009-A Preferred Stock. Approximately 151 million shares, or 86.1% of votes entitled to be cast, were voted in favor of the amendment to the Amended and Restated Articles of Incorporation, and approximately 119 million shares, or 95.3% of votes cast, were voted in favor of the conversion terms of the Series 2009-A Preferred Stock.
With the approval of both proposals, each of the 94,500 shares of the Series 2009-A Preferred Stock currently outstanding will convert into approximately 253.846 shares of the Company’s common stock, for an aggregate of approximately 24 million shares of common stock; provided that such conversion will not occur to the extent that it would result in the holder owning more than 9.9% of the Company’s voting securities. In addition, the Company’s Amended and Restated Articles of Incorporation have been amended to increase the number of shares of common stock authorized thereunder to 325,000,000.
General Information
The South Financial Group is a bank holding company focused on serving small businesses, middle market companies, and retail customers in the Carolinas and Florida. At June 30, 2009, it had approximately $12.6 billion in total assets and 177 branch offices. TSFG operates Carolina First Bank, which conducts banking operations in North Carolina and South Carolina (as Carolina First Bank), in Florida (as Mercantile Bank), and on the Internet (as Bank CaroLine). At June 30, 2009, approximately 46% of TSFG’s total customer deposits were in South Carolina, 42% were in Florida, and 12% were in North Carolina. Investor information is available at www.thesouthgroup.com.
CONTACT:
James R. Gordon, Senior EVP & Chief Financial Officer (864) 552-9050
Mary M. Gentry, EVP - Investor Relations (864) 421-1068